Exhibit 99.3

Consolidated Financial Statements

December 31, 2020 and 2019

Management’s Responsibility for Financial Reporting

The accompanying audited consolidated financial statements, related note disclosures, and other financial information contained in the management’s discussion and analysis of NexGen Energy Ltd. (the “Company”) were prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management acknowledges responsibility for the preparation and presentation of the audited annual consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances.

The Company maintains adequate systems of internal accounting and administrative controls. Such systems are designed to provide reasonable assurance that transactions are properly authorized and recorded, the Company’s assets are appropriately accounted for and adequately safe guarded and that the financial information is relevant and reliable.

The Board of Directors is responsible for reviewing and approving the audited annual consolidated financial statements together with the other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. The Board of Directors carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors and all of its members are non-management directors. The Audit Committee reviews the audited consolidated financial statements, management’s discussion and analysis, the external auditors’ report, examines the fees and expenses for audit services, and considers the engagement or reappointment of the external auditors. The Audit Committee reports its findings to the Board of Directors for its consideration when approving the consolidated financial statements for issuance to the shareholders. KPMG LLP, the external auditors, have full and free access to the Audit Committee.

/s/ Leigh Curyer	/s/ Travis McPherson

Leigh Curyer	Travis McPherson
President and Chief Executive Officer	Acting – Chief Financial Officer

Vancouver, Canada

March 19, 2021

KPMG LLP

PO Box 10426 777 Dunsmuir Street

Vancouver BC V7Y 1K3

Canada

Telephone (604) 691-3000

Fax (604) 691-3031

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

NexGen Energy Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of NexGen Energy Ltd. (the Company) as of December 31, 2020 and 2019, the related consolidated statements of loss and comprehensive loss, changes in equity, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its financial performance and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

© 2021 KPMG LLP, an Ontario limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG

International Limited, a private English company limited by guarantee. All rights reserved.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Chartered Professional Accountants

We have served as the Company’s auditor since 2016.

Vancouver, Canada

March 19, 2021

2

NEXGEN ENERGY LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

As at

	Note	December 31, 2020	December 31, 2019
ASSETS
Current
Cash		$74,021,706	$52,117,581
Amounts receivable		304,606	610,121
Prepaid expenses and other assets		679,727	734,310

		75,006,039	53,462,012

Non-current
Deposits		85,369	95,835
Exploration and evaluation assets	5	274,721,793	252,380,408
Equipment	6	7,578,870	7,587,659

		282,386,032	260,063,902

TOTAL ASSETS		$357,392,071	$313,525,914

LIABILITIES
Current
Accounts payable and accrued liabilities		$6,544,448	$3,998,313
Current portion of lease liabilities	7	777,586	558,960
Flow-through share premium liability	8	0	227,522

		7,322,034	4,784,795

Non-current
Deferred income tax liability	15	711,587	725,066
Long-term lease liabilities	7	3,253,429	2,086,007
Convertible debentures	9	226,853,084	119,581,192

		230,818,100	122,392,265

TOTAL LIABILITIES		238,140,134	127,177,060

EQUITY
Share capital	10	255,953,457	218,787,664
Reserves	10	54,939,225	48,800,771
Accumulated other comprehensive loss		(4,339,619)	(2,247,226)
Accumulated deficit		(212,301,767)	(103,501,461)

		94,251,296	161,839,748
Non-controlling interests		25,000,641	24,509,106

TOTAL EQUITY		119,251,937	186,348,854

TOTAL LIABILITIES AND EQUITY		$357,392,071	$313,525,914

Nature of operations (Note 2)

Commitments (Notes 7,8 & 9)

Subsequent Events (Note 19)

The accompanying notes are an integral part of the consolidated financial statements

These consolidated financial statements were authorized for issue by the Board of Directors on March 9, 2021

NEXGEN ENERGY LTD.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Expressed in Canadian Dollars)

For the years ended

	Note	December 31, 2020	December 31, 2019
Salaries, benefits and directors’ fees	11	$5,631,519	$5,624,334
Office and administrative		1,639,127	1,965,818
Professional fees		4,037,273	3,572,164
Travel		279,259	1,142,668
Depreciation	6	2,281,419	2,383,177
Impairment of exploration and evaluation assets	5	0	14,354
Share-based payments	10	9,748,199	10,867,167
Finance income		(410,498)	(1,815,590)
Mark to market loss (gain) on convertible debentures	9	76,492,786	(21,821,831)
Interest expense	9	13,371,117	11,822,910
Interest on lease liabilities	7	253,978	206,986
Foreign exchange loss		462,359	1,653,616
Other losses		1,264	—

Loss from operations		$113,787,802	$15,615,773
Deferred income tax expense	15	702,327	932,283

Loss for the year		$114,490,129	$16,548,056

Other Comprehensive (Income) Loss
Change in fair value of convertible debentures attributable to the change in credit risk	9	2,888,050	3,212,139
Deferred income tax recovery	15	(760,205)	(867,238)

Other comprehensive loss		2,127,845	2,344,901

Total comprehensive loss for the year		$116,617,974	$18,892,957

The accompanying notes are an integral part of the consolidated financial statements

NEXGEN ENERGY LTD.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS (continued)

(Expressed in Canadian Dollars)

For the years ended

	Note	December 31, 2020	December 31, 2019
Loss attributable to:
Shareholders of NexGen Energy Ltd.		$109,828,218	$15,531,911
Non-controlling interests in IsoEnergy Ltd.		4,661,911	1,016,145

Loss for the year		$114,490,129	$16,548,056

Total comprehensive loss attributable to:
Shareholders of NexGen Energy Ltd.		$111,920,611	$17,876,812
Non-controlling interests in IsoEnergy Ltd.		4,697,363	1,016,145

Total comprehensive loss for the year		$116,617,974	$18,892,957

Loss per common share attributable to the Company’s common shareholders
Basic loss per common share	18	$0.30	$0.04
Diluted loss per common share	18	$0.30	$0.06

Weighted average number of common shares outstanding
Basic	18	370,530,748	354,593,084
Diluted	18	370,530,748	402,676,421

The accompanying notes are an integral part of the consolidated financial statements

NEXGEN ENERGY LTD,

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in Canadian Dollars)

	Note	Number of Common Shares	Share Capital	Reserves	Accumulated Other Comprehensive Loss	Accumulated Deficit	Non-controlling Interests	Total
Balance as at December 31, 2018		351,237,062	$208,711,135	$39,272,391	$97,675	$(87,815,146)	$21,660,535	$181,926,590
Exercise of options	10	6,783,333	6,201,760	(2,263,094)	—	—	—	3,938,666
Share-based payments	10	—	—	11,791,474	—	—	337,323	12,128,797
Issue of shares on convertible debenture interest payments	10	2,230,176	3,874,769	—	—	—	—	3,874,769
Ownership changes relating to non-controlling interests		—	—	—	—	(154,404)	3,527,393	3,372,989
Loss for the year		—	—	—	—	(15,531,911)	(1,016,145)	(16,548,056)
Other comprehensive income		—	—	—	(2,344,901)	—	—	(2,344,901)

Balance as at December 31, 2019		360,250,571	$218,787,664	$48,800,771	$(2,247,226)	$(103,501,461)	$24,509,106	$186,348,854

Balance as at December 31, 2019		360,250,571	$218,787,664	$48,800,771	$(2,247,226)	$(103,501,461)	$24,509,106	$186,348,854
Exercise of options	10	7,490,999	11,182,871	(4,421,000)	—	—	—	6,761,871
Share-based payments	10	—	—	10,559,454	—	—	704,429	11,263,883
Issue of shares on convertible debenture interest payments	10	1,948,348	4,737,262	—	—	—	—	4,737,262
Issue of shares for cash from private placement	10	11,611,667	20,888,500	—	—	—	—	20,888,500
Issue of shares on convertible debenture establishment fee	10	348,350	627,030	—	—	—	—	627,030
Issue of shares on convertible debenture consent fee	10	180,270	355,130	—	—	—	—	355,130
Share issuance costs		—	(625,000)	—	—	—	—	(625,000)
Ownership changes relating to non-controlling interests		—	—	—	—	1,027,912	4,484,469	5,512,381
Loss for the year		—	—	—	—	(109,828,218)	(4,661,911)	(114,490,129)
Other comprehensive loss		—	—	—	(2,092,393)	—	(35,452)	(2,127,845)

Balance as at December 31, 2020		381,830,205	$255,953,457	$54,939,225	$(4,339,619)	$(212,301,767)	$25,000,641	$119,251,937

The accompanying notes are an integral part of the consolidated financial statement

NEXGEN ENERGY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

For the years ended

	December 31, 2020	December 31, 2019
Cash flows from (used in) from operating activities
Loss for the year	$(114,490,129)	$(16,548,056)
Items not involving cash:
Depreciation	2,281,419	2,383,177
Share-based payments	9,748,199	10,867,167
Non-cash costs of debenture issuance	355,130	—
Impairment of exploration and evaluation assets	0	14,354
Unrealized foreign exchange loss on cash	462,359	1,048,218
Deferred income tax expense	702,327	932,283
Mark to market loss (gain) on convertible debentures	76,492,786	(21,821,831)
Interest expense	13,371,117	11,822,910
Accretion expense	253,978	206,986
Other losses	1,264	—
Changes in non-cash working capital items:
Amounts receivable	305,515	28,355
Prepaid expenses	54,583	(467,957)
Deposits	10,466	418,876
Accounts payable and accrued liabilities	(165,960)	(1,690,368)

	(10,616,946)	(12,805,886)

Cash flows used in investing activities
Exploration and evaluation asset expenditures	(18,056,382)	(57,050,294)
Acquisition of equipment, net	(186,391)	(629,160)

	(18,242,773)	(57,679,454)

Cash flows from (used in) financing activities
Exercise of options and warrants	7,421,686	3,964,800
Share issued in private placements, net of issuance costs	24,585,307	3,420,191
Issuance of convertible debentures	28,790,500	—
Payment of lease liabilities	(955,431)	(784,399)
Interest paid on convertible debentures	(8,615,859)	(8,008,642)

	51,226,203	(1,408,050)

Change in cash	22,366,484	(71,893,390)
Cash, beginning of year	52,117,581	125,059,189
Effect of exchange rate fluctuations on cash held	(462,359)	(1,048,218)

Cash, end of year	$74,021,706	$52,117,581

Supplemental disclosure with respect to cash flows (Note 17)

The accompanying notes are an integral part of the consolidated financial statements

NEXGEN ENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

1.	REPORTING ENTITY

NexGen Energy Ltd. (“NexGen” or the “Company”) is an exploration and development stage entity engaged in the acquisition, exploration and evaluation and development of uranium properties in Canada. The Company was incorporated pursuant to the provisions of the British Columbia Business Corporations Act on March 8, 2011. The Company’s registered records office is located on the 25th Floor, 700 West Georgia Street, Vancouver, B.C., V7Y 1B3.

The Company commenced trading on the TSX Venture Exchange (“TSX-V”) as a Tier 2 Issuer under the symbol “NXE” on April 23, 2013. On August 7, 2015, the Company became a Tier 1 Issuer. On July 15, 2016, NexGen graduated and commenced trading on the Toronto Stock Exchange (“TSX”) under its existing symbol. The Company’s common shares ceased trading on the OTCQX Best Market under the symbol “NXGEF” upon the commencement of trading on the NYSE American LLC (“NYSE American”) under the symbol “NXE” on May 17, 2017.

In February 2016, the Company incorporated four wholly owned subsidiaries: NXE Energy Royalty Ltd., NXE Energy SW1 Ltd., NXE Energy SW3 Ltd., and IsoEnergy Ltd. (collectively, the “Subsidiaries”). The Subsidiaries were incorporated to hold certain exploration assets of the Company. In the three months ended June 30, 2016, certain exploration and evaluation assets were transferred to each of IsoEnergy Ltd. (“IsoEnergy”), NXE Energy SW1 Ltd. and NXE Energy SW3 Ltd. (Note 5). Subsequent to the transfer, IsoEnergy shares were listed on the TSX-V. As of December 31, 2020 NexGen owns 51% of IsoEnergy’s outstanding common shares (December 31, 2019 – 52%).

2.	NATURE OF OPERATIONS

As an exploration and development stage company, the Company does not have revenues and historically has recurring operating losses. As at December 31, 2020, the Company had an accumulated deficit of $212,301,767 and working capital of $67,684,005. The Company will be required to obtain additional funding in order to continue with the exploration and development of its mineral properties and to repay its convertible debentures (Note 9), if required.

The business of exploring for minerals and development of projects involves a high degree of risk. NexGen is an exploration and development company and is subject to risks and challenges similar to companies in a comparable stage. These risks include, but are not limited to, the challenges of securing adequate capital; development and operational risks inherent in the mining industry; changes in government policies and regulations; the ability to obtain the necessary environmental permits or, alternatively NexGen’s ability to dispose of its exploration and evaluation assets on an advantageous basis; as well as global economic and uranium price volatility; all of which are uncertain.

During the year, the World Health Organization declared a global pandemic known as COVID-19 and governments around the world enacted measures to combat the spread of the virus. The duration and impact of the COVID-19 outbreak is not known at this time, but the risks to the Company may include, but are not limited to, delays in the previously disclosed timelines and activity levels associated with the Company’s feasibility study and environmental assessment and the ability to raise funds through debt and equity markets. To date the Company’s operations and ability to raise funds have not been significantly impacted. Subsequent to December 31, 2020 the Company filed a feasibility study for the Rook I Property (Note 19).

The underlying value of the exploration and evaluation assets is dependent upon the existence and economic recovery of mineral reserves and is subject to, but not limited to, the risks and challenges identified above. Changes in future conditions could require material write-downs of the carrying value of exploration and evaluation assets.

3.	BASIS OF PRESENTATION

Statement of Compliance

These consolidated financial statements for the year ended December 31, 2020, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The consolidated financial statements were authorized for issue by the Board of Directors on March 9, 2021.

Basis of Presentation

These consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments which have been measured at fair value, including the convertible debentures issued by the Company (Note 9). In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information. All monetary references expressed in these notes are references to Canadian dollar amounts (“$”), except as otherwise noted. These financial statements are presented in Canadian dollars, which is the functional currency of the Company and its subsidiaries.

NEXGEN ENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

3.	BASIS OF PRESENTATION (continued)

During the year, the Company recast the prior year allocation of shareholders’ equity between reserves, accumulated deficit and non-controlling interests to reflect the appropriate attribution of non-controlling interests arising from IsoEnergy’s issuance of warrants and equity-settled share-based payment transactions.

Critical accounting judgments, estimates and assumptions

The preparation of the consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable in the circumstances. Uncertainty about these judgments, estimates and assumptions could result in a material adjustment to the carrying amount of the asset or liability affected in future periods.

Where the fair value of financial assets and financial liabilities recorded in the financial statements cannot be derived from active markets, their fair value is determined using valuation models. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

The information about significant areas of estimation uncertainty considered by management in preparing the financial statements is as follows:

(i) Impairment

At the end of each financial reporting period the carrying amounts of the Company’s non-financial assets are reviewed to determine whether there is any indication that those assets have suffered an impairment loss or reversal of previous impairment. Where such an indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. With respect to exploration and evaluation assets, the Company is required to make estimates and judgments about the future events and circumstances regarding whether the carrying amount of intangible exploration assets exceeds its recoverable amount. Recoverability is dependent on various factors, including the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development and upon future profitable production or proceeds from the disposition of the exploration and evaluation assets themselves. Additionally, there are numerous geological, economic, environmental and regulatory factors and uncertainties that could impact management’s assessment as to the overall viability of its properties or to the ability to generate future cash flows necessary to cover or exceed the carrying value of the Company’s exploration and evaluation assets properties.

(ii) Share-based payments

The Company uses the Black-Scholes option pricing model to determine the fair value of options and warrants in order to calculate share-based payments expense and the fair value of broker warrants. The Black-Scholes model involves six key inputs to determine fair value of an option: risk-free interest rate, exercise price, market price at date of issue, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based payments expense. Refer to Note 10 for further details.

(iii) Convertible debentures

The Company uses a model based on a system of two coupled Black-Scholes equations to determine the fair value of the convertible debentures. This model involves five key inputs to determine the fair value of the convertible debentures: risk-free interest rate, credit spread, market price at valuation date, expected dividend yield and historical volatility. Certain of the inputs are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company’s control. Refer to Note 9 for further details.

The information about significant areas of judgment considered by management in preparing the financial statements is as follows:

(i) Deferred tax assets

Deferred tax assets are recognized in respect of tax losses and other temporary differences to the extent it is probable that taxable income will be available against which the losses can be utilized. Judgment is required to determine the amount of deferred tax assets that can be recognized based upon the likely timing and level of future taxable income together with future tax planning strategies. Refer to Note 15 for further details.

NEXGEN ENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

3.	BASIS OF PRESENTATION (continued)

(ii) Going concern

The Company’s management has made an assessment of the Company’s ability to continue as a going concern and is satisfied that the Company has the resources to continue its business for the foreseeable future. Furthermore, management is not aware of any material uncertainties that may cast significant doubt upon the Company’s ability to continue as a going concern for the next year. Therefore, the financial statements continue to be prepared on a going concern basis.

(iii) Exploration and evaluation assets

The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment to determine whether future economic benefits are likely, from either future exploitation or sale, or whether activities have reached a stage which permits a reasonable assessment of the existence of reserves. The determination of reserves and resources is itself an estimation process that requires varying degrees of uncertainty depending on how the resources are classified.

4.	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies set out below have been applied consistently to all years presented in these financial statements:

(a)	Functional and Presentation Currency

These financial statements are presented in Canadian dollars, which is the functional currency of the Company and its subsidiaries.

Translation of transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rate of exchange in effect at the reporting date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction. Translation gains or losses are recognized in profit or loss.

(b)	Consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries: NXE Energy Royalty Ltd., NXE Energy SW1 Ltd., NXE Energy SW3 Ltd. and IsoEnergy. Shares of IsoEnergy were issued to third parties as part of financings since its inception, thereby resulting in the recognition of non-controlling interests. The financial results of the subsidiaries are included in these consolidated financial statements from the date of incorporation. Intercompany balances and transactions are eliminated on consolidation. The following table sets forth the Company’s ownership percentage in each of its subsidiaries as of December 31, 2020:

Name of Subsidiary	% Ownership as of December 31, 2020
NXE Energy Royalty Ltd.	100%
NXE Energy SW1 Ltd.	100%
NXE Energy SW3 Ltd.	100%
IsoEnergy Ltd.	51%

(c)	Cash

Cash includes deposits held with banks that are available on demand and guaranteed investment certificates with original maturities of three months or less or that are readily convertible into cash.

(d)	Exploration and evaluation assets

Once the legal rights to explore a property have been obtained, exploration and evaluation costs are capitalized as exploration and evaluation assets on an area of interest basis pending determination of the technical feasibility and the commercial viability of the project. Capitalized costs include costs directly related to exploration and evaluation activities in the area of interest. When a claim is relinquished or a project is abandoned, the related costs are recognized in profit or loss immediately.

Proceeds received from the sale of any interest in a property will be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the acquisition and deferred exploration costs will be written off to operations.

NEXGEN ENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Although the Company has taken steps to verify title to exploration and evaluation assets in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. A property may be subject to unregistered prior agreements or inadvertent non-compliance with regulatory requirements.

Management regularly assesses exploration and evaluation assets for events or circumstances that may indicate possible impairment.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining assets and development assets within property, plant and equipment.

(e)	Equipment

(i) Recognition and measurement

Items of equipment are stated at cost less accumulated depreciation and impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset.

(ii) Subsequent costs

The cost of replacing a part of an item in the carrying amount of equipment is recognized when that cost is incurred, if it is probable that the future economic benefits embodied within the item will flow to the Company and the cost of the item can be measured reliably.

(iii) Depreciation

The carrying amounts of equipment (including initial and subsequent capital expenditures) are amortized to their estimated residual value over the estimated useful lives of the specific assets concerned. Depreciation is calculated over the estimated useful lives of each significant component as follows:

-	Computing equipment	55% declining balance basis
-	Software	55% declining balance basis
-	Field equipment	20% declining balance basis
-	Leasehold improvements	Lease term
-	Road	5-year straight-line basis
-	Lease right-of-use assets	Lease term straight-line basis

Depreciation methods, useful lives, and residual values are reviewed at least annually and adjusted if appropriate.

(iv) Disposal

Gains and losses on disposal of an item of equipment are determined by comparing the proceeds from disposal with the carrying amount of the item of equipment and are recognized in profit or loss.

(f)	Leases

The Company adopted all of the requirements of IFRS 16 Leases (“IFRS 16”), as of January 1, 2019, using the modified retrospective approach and therefore the comparative information has not been restated and continues to be reported under IAS 17 Leases (“IAS 17”). IFRS 16 specifies how to recognize, measure, present and disclose leases. IFRS 16 provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all major leases. The impact of the transition is shown below.

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:

•

The contract involves the use of an identified asset. This may be specific, explicitly or implicitly, and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified;

•	The Company has the right to obtain substantially all of the economic benefit from use of the asset throughout the period of use; and

NEXGEN ENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

•

The Company has the right to direct the use of the asset. The Company has this right when is has the decision-making rights that are most relevant to changing how and for what purpose the asset is used.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of the right-of-use assets are determined on the same basis as those of the property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrow rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss in the carrying amount of the right-of-use asset has been reduced to zero.

The Company has elected to apply the recognition exemption not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases is recognized as an expense on a straight-line basis over the lease term.

Impact of transition to IFRS 16

On initial application, the Company has elected to record right-of-use assets based on the corresponding lease liability. Right-of-use assets and lease obligations of $2,826,512 and $3,222,380, respectively, were recorded as of January 1, 2019, with no net impact on retained earnings. When measuring lease liabilities, the Company discounted lease payments using an incremental borrowing rate at January 1, 2019. The weighted-average rate applied is 7.40%.

The transition to IFRS 16 from IAS 17 is shown in the reconciliation table below, starting with the lease commitments below as at December 31, 2018 and adjusting for the operating expenses included in the lease commitments and the discounted portion of the lease commitment to equal the Lease liability as at January 1, 2019.

IFRS 16 – Leases Standard Reconciliation
Lease Commitments as at December 31, 2018 under IAS 17	$5,534,933
Less: Operating expenses of Leases	(1,611,366)
Less: Impact of Discounting on Lease liability	(701,187)

Lease liability as at January 1, 2019 under IFRS 16	$3,222,380

(g)	Impairment

An impairment loss is recognized when the carrying amount of an asset, or its cash generating unit (“CGU”), exceeds its recoverable amount. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Impairment losses are recognized in profit and loss for the period. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to CGUs and then to reduce the carrying amount of the other assets in the unit on a pro-rata basis.

The recoverable amount of assets is the greater of an asset’s fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

NEXGEN ENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount, however, not to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years.

Assets that have an indefinite useful life are not subject to depreciation and are tested annually for impairment.

(h)	Decommissioning and Restoration Provisions

Decommissioning and restoration provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation and discount rates. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows discounted at the market discount rate.

Over time the carrying value of the liability is increased for the changes in the present value based on the current market discount rates and liability risks. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received, and the amount receivable can be measured reliably.

Changes in reclamation estimates are accounted for prospectively as a change in the corresponding capitalized cost.

The Company did not have any decommissioning and restoration provisions for the years presented.

(i)	Share Capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity. Common shares issued for consideration other than cash, are valued based on their market value at the date the shares are issued.

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component. The Company considers the fair value of common shares issued in the private placements to be the more easily measurable component and the common shares are valued at their fair value, as determined by the closing market price on the announcement date. The balance, if any, is allocated to the attached warrants. Any fair value attributed to the warrants is recorded as reserves.

(j)	Share-based payments

The Company’s stock option plan allows Company employees, directors, officers and consultants to acquire shares of the Company. The fair value of options granted is recognized as share-based payments expense with a corresponding increase in equity reserves. The fair value of the options granted is measured using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted. Fair value is measured at grant date, and each tranche is recognized using the graded vesting method over the period during which the options vest.

At each financial reporting date, the amount recognized as an expense is adjusted to reflect the actual number of stock options that are expected to vest. In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at the fair value of the equity instruments granted, otherwise share-based payment awards to non-employees are measured at the fair value of goods or services received. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

NEXGEN ENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)	Flow-through shares

Resource expenditure deductions for income tax purposes related to exploration activities funded by flow-through share arrangements are renounced to investors under Canadian income tax legislation. On issuance, the Company separates the flow-through share into i) a flow-through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as a liability and ii) share capital. Upon qualifying expenditures being incurred, the Company recognizes a deferred tax liability for the taxable temporary difference that arises from the difference between the carrying amount of eligible expenditures capitalized as exploration and evaluation assets and its tax base and the premium liability is reduced and recognized as a reduction of deferred tax expense. Proceeds received from the issuance of flow-through shares must be expended on Canadian resource property exploration within a period of two years. Failure to expend such funds as required under the Canadian income tax legislation will result in a Part XII.6 tax to the Company on flow-through proceeds renounced under the “Look-back” Rule. When applicable, this tax is classified as a financial expense.

(l)	Loss per Share

Basic loss per share is calculated by dividing the loss attributable to the Company’s common shareholders for the year by the weighted average number of common shares outstanding during the year.

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and other similar instruments. Under this method, the weighted average number of shares outstanding used in the calculation of diluted loss per share assumes that the deemed proceeds received from the exercise of stock options, share purchase warrants and their equivalents would be used to repurchase common shares of the Company at the average market price during the period.

(m)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognize a deferred tax asset in full, then future taxable profits, adjusted for reversals of existing temporary differences, are considered, based on the business plan for the Company. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

NEXGEN ENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(n)	Financial Instruments

(i)	Classification

The Company classifies its financial assets in the following categories: at fair value through profit or loss (“FVTPL”), at fair value through other comprehensive income (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading (including all equity derivative instruments) are classified as at FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has opted to measure them at FVTPL (such as the Convertible Debentures).

The Company has the following financial instruments, which are classified under IFRS 9 in the table below:

Financial assets/liabilities	Classification
Cash	Amortized cost
Amounts receivable	Amortized cost
Accounts payable and accrued liabilities	Amortized cost
Convertible debentures	FVTPL

(ii)	Measurement

Financial assets at FVTOCI

Elected investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive (loss) income.

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statements of net (loss) income. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the consolidated statements of net (loss) income in the period in which they arise. Where management has opted to recognize a financial liability at FVTPL, any changes associated with the Company’s own credit risk will be recognized in other comprehensive (loss) income. The Company’s Convertible Debentures have been recognized at FVTPL.

(iii)	Impairment of financial assets at amortized cost

Under IFRS 9, the Company recognizes a loss allowance using the expected credit loss model on financial assets that are measured at amortized cost.

At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to twelve month expected credit losses.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.

NEXGEN ENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(iv)	Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the consolidated statements of net (loss) income. However, gains and losses on derecognition of financial assets classified as FVTOCI remain within the accumulated other comprehensive (loss) income.

Financial liabilities

The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled or expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in the consolidated statements of net (loss) income.

5.	EXPLORATION AND EVALUATION ASSETS

(a)	Rook I Property

The Rook I Project is located in Northern Saskatchewan, approximately 40 kilometres (km) east of the Saskatchewan – Alberta border, approximately 150 km north of the town of La Loche and 640 km northwest of the City of Saskatoon and consists of 32 contiguous mineral claims totalling 35,065 hectares.

The Rook I Project hosts the Arrow deposit discovered in February 2014, the Bow discovery in March 2015, the Harpoon discovery in August 2016 and the Arrow South discovery in July 2017. The Company released an updated mineral resource estimate and the results of a pre-feasibility study in November 2018, in each case, in respect of the Arrow deposit. Subsequent to December 31, 2020 the Company filed a feasibility study for the Rook I Project (Note 19).

NexGen has a 100% interest in the claims subject only to: (i) a 2% net smelter return royalty (“NSR”); and (ii) a 10% production carried interest, in each case, only on claims S-113928 to S-113933 (the Arrow deposit is not located on any of these claims). The NSR may be reduced to 1% upon payment of $1 million. The 10% production carried interest provides for the owner to be carried to the date of commercial production.

(b) Other Athabasca Basin Properties

The Other Athabasca Basin Properties are a portfolio of early stage mineral properties in the Athabasca Basin. The properties are grouped geographically as “SW1”, “SW2” and “SW3”. The SW2 properties are held directly by NexGen. The SW1 and SW3 properties are held by NXE Energy SW1 Ltd. and NXE Energy SW3 Ltd., respectively, each a wholly owned subsidiary.

(c) IsoEnergy Properties

The IsoEnergy Properties consist of (i) a 100% interest in the Radio Project, Saskatchewan (subject to a 2% net smelter return royalty and 2% gross overriding royalty); (ii) a 100% interest in the Thorburn Lake Project, Saskatchewan (subject to a 1% net smelter return royalty and a 10% carried interest which can be reduced to 1% at the holder’s option upon completion of a bankable feasibility study); (iii) a 100% interest, in each of the Madison, 2Z, Carlson Creek and North Thorburn properties, Saskatchewan; (iv) a 100% interest in the Mountain Lake property, Nunavut; (v) a 100% interest in the Geiger property, Saskatchewan; (vi) a 100% interest in the Laroque East property, Saskatchewan that consists of 6 mineral claims constituting 3,200 hectares and includes the Hurricane Zone; (vii) and a 100% interest in the Eastern Athabasca named Evergreen Property, Saskatoon that constitutes 32,400 hectares; and (viii) a portfolio of newly staked claims in Saskatchewan, all of which are early stage exploration properties.

In 2019, IsoEnergy decided not to incur expenditure limits required to maintain their Fox mineral claims in good standing and accordingly has impaired the amounts related to that property totalling $14,354.

NEXGEN ENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

5.	EXPLORATION AND EVALUATION ASSETS (continued)

The following is a summary of the capitalized costs on the projects described above.

	Rook I	Other Athabasca Basin Properties	IsoEnergy Properties	Total
	$	$	$	$
Acquisition costs:
Balance, December 31, 2019	235,077	1,457,607	26,635,775	28,328,459
Additions	—	—	142,363	142,363

Balance, December 31, 2020	235,077	1,457,607	26,778,138	28,470,822

Deferred exploration costs:
Balance, December 31, 2019	199,784,259	9,163,367	15,104,323	224,051,949
Additions:
Drilling	—	—	2,800,964	2,800,964
General exploration	1,407,493	5,688	594,539	2,007,720
Environmental and permitting	6,725,648	—	137,083	6,862,731
Technical, engineering and design	4,158,100	—	224,620	4,382,720
Geochemistry and assays	—	—	317,508	317,508
Geological and geophysical	—	4,632	30,500	35,132
Labour and wages	2,925,395	—	1,140,615	4,066,010
Share-based payments (Note 10)	1,280,728	—	234,956	1,515,684
Travel	68,193	—	142,360	210,553

	16,565,557	10,320	5,623,145	22,199,022

Balance, December 31, 2020	216,349,816	9,173,687	20,727,468	246,250,971

Total costs, December 31, 2020	216,584,893	10,631,294	47,505,606	274,721,793

NEXGEN ENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

5.	EXPLORATION AND EVALUATION ASSETS (continued)

	Rook I	Other Athabasca Basin Properties	IsoEnergy Properties	Total
	$	$	$	$
Acquisition costs:
Balance, December 31, 2018	235,077	1,457,607	26,622,545	28,315,229
Additions	—	—	14,077	14,077
Impairment	—	—	(847)	(847)

Balance, December 31, 2019	235,077	1,457,607	26,635,775	28,328,459

Deferred exploration costs:
Balance, December 31, 2018	148,658,925	6,530,533	10,623,907	165,813,365
Additions:
Drilling	17,596,099	1,508,527	1,921,903	21,026,529
General exploration	5,453,717	4,126	665,140	6,122,983
Geological and geophysical	19,859,997	1,042,071	844,448	21,746,516
Labour and wages	6,099,402	78,110	825,860	7,003,372
Share-based payments (Note 10)	1,227,604	—	98,474	1,326,078
Travel	888,515	—	138,098	1,026,613
Impairment	—	—	(13,507)	(13,507)

	51,125,334	2,632,834	4,480,416	58,238,584

Balance, December 31, 2019	199,784,259	9,163,367	15,104,323	224,051,949

Total costs, December 31, 2019	200,019,336	10,620,974	41,740,098	252,380,408

NEXGEN ENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

6.	EQUIPMENT

	Computing Equipment	Software	Field Equipment	Office, Furniture and Leasehold Improvements	Road	Total
Cost
Balance at December 31, 2018	$305,449	$750,014	$6,498,041	$231,857	$2,079,395	$9,864,756
Assets recognized on adoption of IFRS 16 (Note 4)	—	—	354,163	2,472,349	—	2,826,512
Additions	111,281	189,171	38,841	302,475	—	641,768

Balance at December 31, 2019	416,730	939,185	6,891,045	3,006,681	2,079,395	13,333,036
Additions	34,680	120,670	22,964	2,135,732	—	2,314,046
Disposals	—	—	(91,659)	—	—	(91,659)

Balance at December 31, 2020	$451,410	$1,059,855	$6,822,350	$5,142,413	$2,079,395	$15,555,423

Accumulated Depreciation
Balance at December 31, 2018	$207,626	$416,132	$1,921,484	$135,728	$672,007	$3,352,977
Depreciation	84,405	235,159	1,042,981	574,357	455,498	2,392,400

Balance at December 31, 2019	292,031	651,291	2,964,465	710,085	1,127,505	5,745,377
Depreciation	78,121	190,151	856,985	710,262	455,498	2,291,017
Disposals	—	—	(59,841)	—	—	(59,841)

Balance at December 31, 2020	$370,152	$841,442	$3,761,609	$1,420,347	$1,583,003	$7,976,553

Net book value:
At December 31, 2019	$124,699	$287,894	$3,926,580	$2,296,596	$951,890	$7,587,659
At December 31, 2020	$81,258	$218,413	$3,060,741	$3,722,066	$496,392	$7,578,870

Office and vehicle lease right-of-use assets are included in equipment in office, furniture and leasehold improvements and field equipment respectively. As at December 31, 2020, $3,463,358 right-of-use assets were included in office, furniture and leasehold improvements (December 31, 2019 -$1,986,747) and $80,343 were included in field equipment (December 31, 2019—$230,178). During the year ended December 31, 2020, the Company recorded additions of $2,100,305 (December 31, 2019 – Nil) and depreciation of $742,272 (December 31, 2019—$609,587) related to right-of-use assets.

7.	LEASES

	Year ended December 31, 2020	Year ended December 31, 2019
Balance, beginning of the year	$2,644,967	$3,222,380
Additions to lease liabilities	2,121,305	—
Termination of lease liabilities	(33,804)	—
Interest on lease liabilities	253,978	206,986
Lease payments	(955,431)	(784,399)

Balance, end of the year	$4,031,015	$2,644,967

Less: current portion	(777,586)	(558,960)

Balance, end of the year	$3,253,429	$2,086,007

NEXGEN ENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

7.	LEASES (continued)

The leases are for office space and vehicle leases that extend to 2025 and 2022, respectively. The discount rates applied to the leases for office spaces and vehicles are 7.50% and 6.74%, respectively. In addition to the lease payments the Company pays $449,987 annually related to operating costs and realty taxes of the leased office spaces. The amount is reassessed annually based on actual costs incurred.

Minimum future lease payments relating to the leased assets are as follows:

2021	1,526,829
2022	1,414,423
2023	1,373,937
2024	1,346,127
2025	1,227,448

Total	$6,888,764

In addition to the leased assets above the Company engages drilling companies to carry out its drilling programs on its exploration and evaluation properties. The drilling companies provide all required equipment for these drilling programs. These contracts are short-term in nature and the Company has elected not to recognize right-of-use assets and associated lease liabilities in respect to these contracts but rather to recognize lease payments associated with these leases as incurred over the lease term. Payments to drilling companies in the year ended December 31, 2020 were $2,304,575 (December 31, 2019—$16,239,540).

8.	FLOW-THROUGH SHARE PREMIUM LIABILITY

IsoEnergy has raised funds through the issuance of flow-through shares. Based on Canadian tax law, IsoEnergy is required to spend this amount on eligible exploration expenditures by December 31 of the year after the year in which the shares were issued.

The premium paid for a flow-through share, which is the price paid for the share over the market price of the share, is recorded as a flow-through share premium liability. This liability is subsequently reduced when the required exploration expenditures are made, and accordingly, a recovery of flow-through premium is then recorded as a reduction in the deferred tax expense.

As of December 31, 2020, IsoEnergy is obligated to spend $4,000,000 (December 31, 2019—$3,412,807) on eligible exploration expenditures by December 31, 2021. The flow through shares issued during the year ended December 31, 2020 were issued at a price below market value on the date of issue and therefore no flow-through share premium liability was recorded.

A continuity of the flow-through share premium liability is as follows:

	Year ended December 31, 2020	Year ended December 31, 2019
Balance, beginning of the year	$227,522	$550,392
Liability incurred on flow-through shares issued	0	233,340
Settlement of flow-through share liability on expenditure made	(227,522)	(556,210)

Balance, end of the year	$0	$227,522

NEXGEN ENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

9.	CONVERTIBLE DEBENTURES

	December 31, 2020	December 31, 2019
2016 Debentures (a)	$94,768,430	$61,149,632
2017 Debentures (b)	86,567,845	58,431,560
2020 Debentures (c)	31,482,817	—
IsoEnergy Debentures (d)	14,033,992	—

Convertible Debentures	$226,853,084	$119,581,192

The fair value of the Debentures increased from $119,581,192 on December 31, 2019 to $226,853,084 at December 31, 2020, resulting from the issuance of the 2020 Debentures with a fair value of $20,261,470 (US$14,550,000) at the issuance date, the issuance of the IsoEnergy Debentures with a fair value of $7,629,586 (US$5,820,000) at the issuance date and a mark to market loss of $79,380,836 for the year ended December 31, 2020. The loss for the year ended December 31, 2020 was bifurcated with the amount of the change in fair value of the convertible debentures attributable to changes in the credit risk of the liability recognized in other comprehensive loss of $2,888,050 (2019—$3,212,139) and the remaining amount recognized in loss for the year of $76,492,786 (2019 – gain of $21,821,831).

(a)	2016 Debentures

On June 10, 2016, the Company issued US$60 million principal amount of convertible debentures (the “2016 Debentures”) which were determined to be a hybrid financial instrument comprised of the host debt contract and multiple embedded derivatives. The Company received gross proceeds of $76,416,000 (US$60 million) and net proceeds of $72,363,602 (US$56,852,383) after deducting $4,052,398 (US$3,147,617) in transaction costs from the issue of the 2016 Debentures. A 3% establishment fee of $2,292,480 (US$1.8 million) was also paid to the debenture holders through the issuance of 1,005,586 common shares. The fair value of the 2016 Debentures on issuance date was determined to be $74,123,520 (US$58.2 million).

Pursuant to an amended and restated trust indenture dated July 21, 2017, the maturity date of the 2016 Debentures was extended to July 22, 2022.

The fair value of the 2016 Debentures increased from $61,149,632 (US$47,081,639) on December 31, 2019 to $94,768,430 (US$74,433,263) at December 31, 2020, resulting in a loss of $33,618,798 (US$27,351,624) for the year ended December 31, 2020. This loss, combined with the loss on the 2017 Debentures (see Note 9(b)), the loss on the 2020 Debentures (see Note 9(c)) and the loss on the IsoEnergy Debentures (see Note 9(d)) for the year ended December 31, 2020 was bifurcated with the amount of the change in fair value of the convertible debentures attributable to changes in the credit risk of the liability recognized in other comprehensive income and the remaining amount recognized in loss for the year.

	Year Ended December 31, 2020	Year Ended December 31, 2019
Fair value of 2016 Debentures, beginning of year	$61,149,632	$72,481,375
Fair value change during the year	33,618,798	(11,331,743)
Interest expense	6,112,513	5,911,455
Interest paid	(5,762,383)	(5,566,552)

2016 Debentures and interest payable	$95,118,560	$61,494,535
Less: interest payable included in accounts payable & accrued liabilities	(350,130)	(344,903)

2016 Debentures, end of year	$94,768,430	$61,149,632

The 2016 Debentures were valued using a convertible bond pricing model based on a system of two coupled Black-Scholes equations where the debt and equity components are separately valued based on different default risks and assumptions.

The inputs used in the 2016 Debentures pricing model as at December 31, 2020 and December 31, 2019 are as follows:

	December 31, 2020		December 31, 2019
Volatility		38.00%		38.00%
Expected life in years		1.56 years		2.56 years
Risk free interest rate		0.20%		1.69%
Expected dividend yield		0%		0%
Credit spread		19.53%		23.96%
Underlying share price of the Company		$3.51		$1.67
Conversion exercise price	US$	2.3261	US$	2.3261
Exchange rate (C$:US$)		$0.7854		$0.7699

NEXGEN ENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

9.	CONVERTIBLE DEBENTURES (continued)

(b)	2017 Debentures

On July 21, 2017, the Company issued US$60 million principal amount of convertible debentures (the “2017 Debentures”) which were also determined to be a hybrid financial instrument comprised of the host debt contract and multiple embedded derivatives. The Company received gross proceeds of $75,294,000 (US$60 million) and net proceeds of $72,482,854 (US$57,759,864) after deducting $2,811,146 (US$2,240,136) in transaction costs from the issue of the 2017 Debentures. A 3% establishment fee of $2,258,820 (US$1.8 million) was also paid to the debenture holders through the issuance of 869,271 common shares. The fair value of the 2017 Debentures on issuance date was determined to be $73,035,180 (US$58,200,000).

The fair value of the 2017 Debentures increased from $58,431,560 (US$44,988,882) on December 31, 2019 to $86,567,845 (US$67,992,339) at December 31, 2020, resulting in a loss of $28,136,285 (US$23,003,457) for the year ended December 31, 2020. This loss, combined with the loss on the 2016 Debentures (see Note 9(a)), the loss on the 2020 Debentures (see Note 9(c)) and the loss on the IsoEnergy Debentures (see Note 9(d)) for the year ended December 31, 2020 was bifurcated with the amount of the change in fair value of the convertible debentures attributable to changes in the credit risk of the liability recognized in other comprehensive income and the remaining amount recognized in loss for the year.

	Year ended December 31, 2020	Year ended December 31, 2019
Fair value of 2017 Debentures, beginning of year	$58,431,560	$65,709,509
Fair value change during the year	28,136,285	(7,277,949)
Interest expense	6,112,513	5,911,455
Interest paid	(5,762,383)	(5,566,552)

2017 Debentures and interest payable	$86,917,975	$58,776,463
Less: interest payable included in accounts payable & accrued liabilities	(350,130)	(344,903)

2017 Debentures, end of year	$86,567,845	$58,431,560

The 2017 Debentures were valued using a convertible bond pricing model based on a system of two coupled Black-Scholes equations where the debt and equity components are separately valued based on different default risks and assumptions.

The inputs used in the 2017 Debentures pricing model as at December 31, 2020 and December 31, 2019 are as follows:

	December 31, 2020		December 31, 2019
Volatility		38.00%		38.00%
Expected life in years		1.56 years		2.56 years
Risk free interest rate		0.20%		1.69%
Expected dividend yield		0%		0%
Credit spread		19.53%		23.96%
Underlying share price of the Company		$3.51		$1.67
Conversion exercise price	US$	2.6919	US$	2.6919
Exchange rate (C$:US$)		$0.7854		$0.7699

(c) 2020 Debentures

On May 27, 2020, the Company issued US$15 million principal amount of convertible debentures (the “2020 Debentures”) which were also determined to be a hybrid financial instrument comprised of the host debt contract and multiple embedded derivatives. The Company received proceeds of $20,888,500 (US$15 million) and a 3% establishment fee of $627,030 (US$450,000) was paid to the debenture holders through the issuance of 348,350 common shares and a consent fee of $355,130 was paid to the investors of the 2016 and 2017 Debentures in connection with the financing through the issuance of 180,270 common shares. The fair value of the 2020 Debentures on issuance date was determined to be $20,261,470 (US$14,550,000).

NEXGEN ENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

9.	CONVERTIBLE DEBENTURES (continued)

The fair value of the 2020 Debentures increased from $20,261,470 (US$14,550,000) on the initial measurement date to $31,482,817 (US$24,727,314) at December 31, 2020, resulting in a loss of $11,221,347 (US$10,177,314) for the year ended December 31, 2020. This loss, combined with the loss on the 2016 Debentures (see Note 9(a)), the loss on the 2017 Debentures (see Note 9(b)) and the loss on the IsoEnergy Debentures (see Note 9(d)) for the year ended December 31, 2020 was bifurcated with the amount of the change in fair value of the convertible debentures attributable to changes in the credit risk of the liability recognized in other comprehensive income and the remaining amount recognized in loss for the year.

December 31, 2020
Fair value of 2020 Debentures on issuance	$20,261,470
Fair value change during the year	11,221,347
Interest expense	897,129
Interest paid	(809,595)

2020 Debentures and interest payable	$31,570,351
Less: interest payable included in accounts payable & accrued liabilities	(87,534)

2020 Debentures, end of year	$31,482,817

The 2020 Debentures were valued using a convertible bond pricing model based on a system of two coupled Black-Scholes equations where the debt and equity components are separately valued based on different default risks and assumptions.

The inputs used in the 2020 Debentures pricing model as at December 31, 2020 and May 27, 2020 are as follows:

	December 31, 2020	May 27, 2020
Volatility	38.00%	38.00%
Expected life in years	4.41 years	5 years
Risk free interest rate	0.74%	0.75%
Expected dividend yield	0%	0%
Credit spread	19.53%	22.31%
Underlying share price of the Company	$3.51	$1.93
Conversion exercise price	$2.34	$2.34
Exchange rate (C$:US$)	$0.7854	$0.7257

General Terms of the 2016, 2017, and 2020 Convertible Debentures

At inception, for each of the 2016 Debentures, 2017 Debentures, and 2020 Debentures (collectively, the “Convertible Debentures”), the Company made an irrevocable election to designate the Convertible Debentures as a financial liability at fair value through profit or loss. At their respective initial recognition date, the entire convertible instrument was measured at fair value with associated transaction costs expensed as incurred. Subsequent to initial recognition, the convertible financial instrument is marked to market at each financial reporting date and any change in fair value is recognized in profit or loss with the exception that the change in fair value that is attributable to the change in credit risk is presented in other comprehensive income.

The Convertible Debentures bear interest at a rate of 7.5% per annum, payable semi-annually in US dollars on June 10 and December 10 in each year. Two thirds of the interest (equal to 5% per annum) is payable in cash and one third of the interest (equal to 2.5% per annum) is payable, subject to any required regulatory approval, in common shares of the Company, using the volume-weighted average trading price (“VWAP”) of the common shares on the exchange or market that has the greatest trading volume in the Company’s common shares for the 20 consecutive trading days ending three trading days preceding the date on which such interest payment is due. For this purpose, the VWAP shall be converted into US dollars on each of the 20 days in the period, using the indicative rate of exchange for such currency as reported by the Bank of Canada.

The 2016 Debentures, 2017 Debentures, and 2020 Debentures are convertible, from time to time, into common shares of the Company at the option of the debenture holders at any time prior to maturity at a price per common share of US$2.3261, US$2.6919, and $2.3400, respectively (the “Conversion Price”).

NEXGEN ENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

9.	CONVERTIBLE DEBENTURES (continued)

The 2016 Debentures, 2017 Debentures, and 2020 Debentures are not redeemable by the Company prior to June 10, 2019, July 21, 2020, and May 27, 2023, respectively. On or after June 10, 2019 and July 21, 2020 and prior to July 22, 2022, the 2016 Debentures and 2017 Debentures, respectively; and on or after May 27, 2023 and prior to May 27, 2025, the 2020 Debentures, may be redeemed by the Company, in whole or in part, at any time that the 20-day VWAP of the common shares exceeds 130% of the Conversion Price, on not less than 30 days’ prior notice to the debenture holders. For this purpose, the VWAP shall be converted into US dollars on each of the 20 days in the period, using the indicative rate of exchange for such currency as reported by the Bank of Canada.

Upon completion of a change of control (which includes in the case of the holders’ right to redeem the Convertible Debentures, a change in the Chief Executive Officer of the Company), the holders of the Convertible Debentures or the Company may require the Company to purchase or the holders to redeem, as the case may be, any outstanding Convertible Debentures in cash at: (i) on or prior to June 10, 2019, July 21, 2020, and May 27, 2023 for the 2016 Debentures, 2017 Debentures, and 2020 Debentures respectively, 130% of the principal amount; and (ii) at any time thereafter, 115% of the principal amount, in each case plus accrued but unpaid interest, if any. In addition, upon the public announcement of a change of control that is supported by the Board, the Company may require the holders of the Convertible Debentures to convert the Convertible Debentures into common shares at the Conversion Price provided the consideration payable upon the change of control exceeds the Conversion Price and is payable in cash.

The 2016 Debentures, 2017 Debentures, and 2020 Debentures mature on July 22, 2022, July 22, 2022 and May 27, 2025, respectively.

(d)	IsoEnergy Debentures

On August 18, 2020, IsoEnergy entered into an agreement with Queen’s Road Capital Investment Ltd. for a US$6 million private placement of unsecured convertible debentures (the “IsoEnergy Debentures”). The IsoEnergy Debentures are convertible at the holder’s option at a conversion price of $0.88 (the “IsoEnergy Conversion Price”) into a maximum of 9,206,311 common shares of IsoEnergy (the “Maximum Conversion Shares”). The IsoEnergy Debentures were also determined to be a hybrid financial instrument comprised of the host debt contract and multiple embedded derivatives. IsoEnergy received gross proceeds of $7,902,000 (US$6,000,000). A 3% establishment fee of $272,414 (US$180,000) was also paid to the debenture holders through the issuance of 219,689 common shares in IsoEnergy. The fair value of the IsoEnergy Debentures on issuance date was determined to be $7,629,586 (US$5,820,000).

The fair value of the IsoEnergy Debentures increased from $7,629,586 (US$5,820,000) on the initial measurement date to $14,033,992 (US$11,005,326) at December 31, 2020, resulting in a loss of $6,404,406 (US$5,185,326) for the year ended December 31, 2020. This loss, combined with the losses on the 2016 Debentures, 2017 Debentures, and 2020 Debentures (see Notes 9(a, b, and c), for the year ended December 31, 2020 was bifurcated with the amount of the change in fair value of the convertible debentures attributable to changes in the credit risk of the liability recognized in other comprehensive income and the remaining amount recognized in loss for the year.

Year ended December 31, 2020
Fair value of IsoEnergy Debentures on issuance	$7,629,586
Fair value change during the year	6,404,406
Interest expense	248,962
Interest paid	(248,962)

IsoEnergy Debentures, end of year	$14,033,992

NEXGEN ENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

9.	CONVERTIBLE DEBENTURES (continued)

The IsoEnergy Debentures were valued using a convertible bond pricing model based on a system of two coupled Black-Scholes equations where the debt and equity components are separately valued based on different default risks and assumptions.

	December 31, 2020	August 18, 2020
Volatility	46.00%	48.00%
Expected life in years	4.65 years	5 years
Risk free interest rate	0.79%	0.76%
Expected dividend yield	0%	0%
Credit spread	21.70%	22.80%
Underlying share price of IsoEnergy	$1.87	$1.24
Conversion exercise price	$0.88	$0.88
Exchange rate (C$:US$)	$0.7854	$0.7594

General Terms of the IsoEnergy Debentures

On any conversion of any portion of the principal amount of the IsoEnergy Debentures, if the number of common shares in IsoEnergy to be issued on such conversion, taking into account all common shares issued in respect of all prior conversions would result in the common shares to be issued exceeding the Maximum Conversion Shares, on such conversion the debenture holder shall be entitled to receive a payment (the “Exchange Rate Fee”) equal of the number of common shares that are not issued as a result of exceeding the Maximum Conversion Shares, multiplied by the 20-day VWAP of IsoEnergy. IsoEnergy can elect to pay the Exchange Rate Fee in cash or, subject to the TSXV approval, in common shares of IsoEnergy.

The IsoEnergy Debentures carry an 8.5% coupon (the “Interest”) over a 5-year term. The Interest is payable semi-annually with 6% payable in cash and 2.5% payable in common shares of IsoEnergy, subject to TSXV approval, at a price equal to the market price of IsoEnergy’s common shares on the TSXV on the day prior to the date such Interest is due. The Interest can be reduced to 7.5% per annum on the public dissemination by IsoEnergy of an economically positive preliminary economic assessment study, at which point the cash component of the Interest will be reduced to 5% per annum.

IsoEnergy will be entitled, on or after the third anniversary of the date of issuance of the IsoEnergy Debentures, at any time the IsoEnergy 20-day VWAP on the TSXV exceeds 130% of the IsoEnergy Conversion Price, to redeem the IsoEnergy Debentures at par plus accrued and unpaid Interest.

Upon completion of a change of control (which includes in the case of the holders’ right to redeem the IsoEnergy Debentures, a change in the Chief Executive Officer of IsoEnergy), the holders of the IsoEnergy Debentures or IsoEnergy may require IsoEnergy to purchase or the holders to redeem, as the case may be, any outstanding IsoEnergy Debentures in cash at: (i) on or prior to August 18, 2023, 130% of the principal amount; and (ii) at any time thereafter, 115% of the principal amount, in each case plus accrued but unpaid interest, if any. In addition, upon the public announcement of a change of control that is supported by the Board of IsoEnergy, IsoEnergy may require the holders of the IsoEnergy Debentures to convert the IsoEnergy Debentures into common shares of IsoEnergy at the IsoEnergy Conversion Price provided the consideration payable upon the change of control exceeds the IsoEnergy Conversion Price and is payable in cash.

The IsoEnergy Debentures mature on August 19, 2025.

10.	SHARE CAPITAL AND RESERVES

Authorized Capital - Unlimited number of common shares with no par value and unlimited number of preferred shares.

Issued

For the year ended December 31, 2020:

(a)

On May 27, 2020, the Company completed a financing that consisted of a US$15 million private placement of common shares and US$15 million of the 2020 Debentures (Note 9). In connection with the financing the Company issued 11,611,667 common shares at a price of $1.80 for the private placement, 348,350 common shares at a price of $1.80 for the establishment fees of the 2020 Debentures, and 180,270 common shares at a deemed price of $1.97 for a consent fee to the investors of the 2016 and 2017 Debentures in connection with the 2020 Debenture financing.

(b)	On June 8, 2020, the Company issued 1,092,142 common shares at a fair value of $2,151,520 to the Convertible Debenture holders for the share portion of the debenture interest payment.

NEXGEN ENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

10.	SHARE CAPITAL AND RESERVES (continued)

(c)	On December 10, 2020, the Company issued 856,206 common shares with a fair value of $2,585,742 to the Convertible Debenture holders for the share portion of the debenture interest payment.

For the year ended December 31, 2019:

(a)	On June 7, 2019, the Company issued 1,041,304 common shares at a fair value of $2,020,130 to the Convertible Debenture holders for the share portion of the debenture interest payment.

(b)	On December 9, 2019, the Company issued 1,188,872 common shares at a fair value of $1,854,639 to the Convertible Debenture holders for the share portion of the debenture interest payment.

Stock Options

Pursuant to the Company’s stock option plan, directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of the Company, enabling them to acquire up to 20% of the issued and outstanding common shares of the Company.

The options can be granted for a maximum term of 10 years and are subject to vesting provisions as determined by the Board of Directors of the Company.

Stock option transactions and the number of stock options are summarized as follows:

	Number of Stock Options	Weighted Average Exercise Price
Outstanding at December 31, 2018	36,237,148	$1.98
Granted	9,438,679	1.79
Exercised	(6,783,333)	0.58
Expired/Forfeited	(2,274,999)	2.77

Outstanding at December 31, 2019	36,617,495	$2.14
Granted	9,555,000	2.54
Exercised	(7,490,999)	0.90
Expired/Forfeited	(2,208,334)	2.75

Outstanding at December 31, 2020	36,473,162	$2.47

Number of Options Exercisable	27,322,378	$2.51

NEXGEN ENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

10.	SHARE CAPITAL AND RESERVES (continued)

As at December 31, 2020, the Company has stock options outstanding and exercisable as follows:

Number of Options	Number Exercisable	Exercise Price	Remaining Contractual Life (Years)	Expiry Date
100,000	100,000	2.39	0.25	April 2, 2021
25,000	25,000	3.39	0.25	April 2, 2021
250,000	250,000	2.69	0.44	June 8, 2021
4,125,000	4,125,000	2.65	0.48	June 23, 2021
2,700,000	2,700,000	2.24	0.96	December 15, 2021
250,000	250,000	3.11	1.31	April 22, 2022
3,550,000	3,550,000	3.39	1.95	December 14, 2022
75,000	75,000	2.39	2.28	April 13, 2023
3,750,000	3,750,000	2.85	2.44	June 8, 2023
100,000	100,000	2.66	2.47	June 20, 2023
720,482	720,482	2.49	2.64	August 21, 2023
2,741,667	2,741,667	2.41	3.00	December 31, 2023
500,000	333,333	2.27	3.22	March 21, 2024
250,000	166,667	2.22	3.24	March 27, 2024
3,725,000	2,483,335	1.92	3.45	June 12, 2024
188,679	188,679	1.59	3.63	August 16, 2024
3,867,334	2,578,222	1.59	3.98	December 24, 2024
4,625,000	1,541,666	1.80	4.45	June 12, 2025
4,930,000	1,643,327	3.24	4.95	December 11, 2025

36,473,162	27,322,378

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options granted. The model requires management to make estimates, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values. The following weighted average assumptions were used to estimate the weighted average grant date fair values for the years ended December 31, 2020 and December 31, 2019:

	December 31, 2020	December 31, 2019
Expected stock price volatility	61.35%	61.75%
Expected life of options	5.00 years	5.00 years
Risk free interest rate	0.44%	1.54%
Expected forfeitures	0%	0%
Expected dividend yield	0%	0%
Weighted average fair value per option granted in year	$1.29	$0.96

Share-based payments for options vested for the year ended December 31, 2020 amounted to $11,263,883 (2019 – $12,193,245) of which $9,748,199 (2019 – $10,867,167) was expensed to the statement of loss and comprehensive loss and $1,515,684 (2019—$1,326,078) was capitalized to exploration and evaluation assets (Note 5).

11.	RELATED PARTY TRANSACTIONS

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Company’s Board of Directors, corporate officers and related companies.

NEXGEN ENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

11.	RELATED PARTY TRANSACTIONS (continued)

Remuneration attributed to key management personnel can be summarized as follows:

	For the years ended
	December 31, 2020	December 31, 2019
Short-term compensation(1)	$4,772,599	$4,041,619
Share-based payments (stock options)(2)	8,623,774	9,101,888
Consulting fees(3)	129,996	45,499

	$13,526,369	$13,189,006

(1)

Short-term compensation to key management personnel for the year ended December 31, 2020 amounted to $4,772,599 (2019—$4,041,619) of which $4,122,196 (2019—$2,985,193) was expensed and included in salaries, benefits and directors’ fees on the statement of loss and comprehensive loss. The remaining $650,403 (2019—$1,056,426) was capitalized to exploration and evaluation assets.

(2)

Share-based payments to key management personnel for the year ended December 31, 2020 amounted to $8,623,774 (2019—$9,101,888) of which $8,450,898 (2019—$8,834,428) was expensed and $172,876 (2019—$267,460) was capitalized to exploration and evaluation assets.

(3)

The Company used consulting services from a company associated with one of its directors in relation to advice on corporate matters for the year ended December 31, 2020 amounting to $129,996 (2019—$45,499).

As at December 31, 2020, there was $45,499 (December 31, 2019—$99,999) included in accounts payable and accrued liabilities owing to its directors and officers for compensation.

12.	CAPITAL MANAGEMENT

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and evaluation of assets. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain the future development of the business.

In the management of capital, the Company considers all components of equity and debt and is dependent on third party financing, whether through debt, equity, or other means. Although the Company has been successful in raising funds to date, there is no assurance that the Company will be successful in obtaining required financing in the future or that such financing will be available on terms acceptable to the Company.

The properties in which the Company currently has an interest are in the exploration and development stage. As such the Company has historically relied on the equity markets and convertible debt to fund its activities. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it determines that there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an on-going basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company is not subject to externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the year.

13.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, amounts receivable, accounts payable and accrued liabilities and the Convertible Debentures.

The fair values of the Company’s cash, amounts receivable and accounts payable and accrued liabilities approximate their carrying value, due to their short-term maturities or liquidity.

Fair Value Measurement

The Company classifies the fair value of financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instrument:

•	Level 1 – quoted prices in active markets for identical assets or liabilities.

•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3 – inputs for the asset or liability that are not based on observable market data.

NEXGEN ENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

13.	FINANCIAL INSTRUMENTS (continued)

The Convertible Debentures are re-measured at fair value at each reporting date with any change in fair value recognized in profit or loss with the exception that under IFRS 9, the change in fair value that is attributable to change in credit risk is presented in other comprehensive income (Note 9). The Convertible Debentures are classified as Level 2.

As at December 31, 2020, the Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

(a)	Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments potentially subject to credit risk are cash and amounts receivable. The Company holds cash with large Canadian banks. The Company’s amounts receivable consists of input tax credits receivable from the Government of Canada and interest accrued on cash. Accordingly, the Company does not believe it is subject to significant credit risk.

(b)	Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company attempts to manage liquidity risk by maintaining sufficient cash balances. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital to meet short-term obligations. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at December 31, 2020, NexGen had cash of $74,021,706 to settle accounts payable and accrued liabilities of $6,544,448.

(c)	Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and commodity and equity prices.

NEXGEN ENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

13.	FINANCIAL INSTRUMENTS (continued)

(i)	Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company holds its cash in bank accounts that earn variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on the estimated fair value of the Company’s cash balances as of December 31, 2020. The Company manages interest rate risk by maintaining an investment policy for short-term investments. This policy focuses primarily on preservation of capital and liquidity. The Company monitors the investments it makes and is satisfied with the credit rating of its banks. The Convertible Debentures and IsoEnergy Debentures, in an aggregate principal amount of US$141 million, carry fixed interest rates of 7.5% and 8.5% respectively and are not subject to interest rate fluctuations.

(ii)	Foreign Currency Risk

The functional currency of the Company and its subsidiaries is the Canadian dollar. The Company is affected by currency transaction risk and currency translation risk. Consequently, fluctuations of the Canadian dollar in relation to other currencies impact the fair value of financial assets, liabilities and operating results. Financial assets and liabilities subject to currency translation risk primarily includes US dollar denominated cash, US dollar accounts payable, Convertible Debentures and IsoEnergy Debentures. The Company maintains Canadian and US dollar bank accounts in Canada.

The Company is exposed to foreign exchange risk on its US dollar denominated Convertible Debentures and IsoEnergy Debentures. At maturity the US$141 million principal amount of the Convertible Debentures and IsoEnergy Debentures is due in full, and prior to maturity, at a premium upon the occurrence of certain events. The Company holds sufficient US dollars to make all cash interest payments due under the Convertible Debentures and IsoEnergy Debentures until maturity but not to pay the principal amount. Accordingly, the Company is subject to risks associated with fluctuations in the Canadian/US dollar exchange rate that may make the Convertible Debentures more costly to repay.

(iii)	Price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Accordingly, significant movements in the Company’s share price may affect the valuation of the Convertible Debentures which may adversely impact its earnings.

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatility. Future declines in commodity prices may impact the valuation of long-lived assets. The Company closely monitors commodity prices of uranium, individual equity movements, and the stock market to determine the appropriate course of action, if any, to be taken by the Company.

Sensitivity Analysis

As at December 31, 2020, the Company’s US dollar net financial liabilities were US$163,516,140. Thus a 10% change in the Canadian dollar versus the US dollar exchange rates would give rise to a $20,818,875 change in loss and comprehensive loss.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

14.	SEGMENT INFORMATION

The Company operates in one reportable segment, being the acquisition, exploration and development of uranium properties. All of the Company’s non-current assets are located in Canada.

NEXGEN ENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

15.	INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2020	2019
Net loss for the year	$(113,787,802)	$(15,615,773)
Statutory rate	27.00%	27.00%

Expected income tax recovery	$(30,722,706)	$(4,216,259)
Permanent differences	1,757,674	1,350,167
Impact of flow-through shares	921,877	1,114,153
Adjustment to prior years provision versus statutory tax returns	0	165,160
Impact of loss recognized in other comprehensive income	760,208	—
Impact of loss on convertible debt	13,400,579	—
Change in unrecognized deductible temporary differences and other	14,584,695	2,519,062

Deferred income tax expense	$702,327	$932,283

The Company’s income tax expense is comprised of the following:

	2020	2019
Deferred income tax expense	$702,327	$932,283

Total	$702,327	$932,283

The Company’s deferred tax items recognized in OCI during the year:

	2020	2019
Change in fair value of convertible debentures attributable to the change in credit risk	$(760,205)	$(867,238)

Total	$(760,205)	$(867,238)

The tax effects of temporary differences between amounts recorded in the Company’s accounts and the corresponding amounts as calculated for income tax purposes give rise to the following deferred tax (assets) and liabilities:

	2020	2019
Exploration and evaluation assets	$15,371,540	$8,464,017
Convertible debentures	96,727	8,565,347
Non-capital losses	(14,449,613)	(16,067,850)
Share issuance costs	(248,892)	(194,576)
Equipment	(58,175)	(41,872)

Net deferred tax liabilities	$711,587	$725,066

Movement in the Company’s deferred tax liability balance in the year is as follows:

	2020	2019
Opening balance	$725,066	$199,366
Recognized in income tax expense	929,842	1,488,534
Recognized in OCI/equity	(943,321)	(962,834)

Net deferred tax liability	$711,587	$725,066

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position are as follows:

	2020	Expiry Date Range	2019	Expiry Date Range
Temporary Differences
Non-capital losses available for future periods	$100,434,000	2031 to 2039	$42,080,000	2031 to 2039
Net capital losses	355,000	No expiry	355,000	No expiry
Share issuance costs	3,069,000	0	4,288,000	—
Convertible debt	0	0	4,146,000	—
Equipment	987,000	0	894,000	—
Donations	48,000	2025	894,000	—

NEXGEN ENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

Tax attributes are subject to review, and potential adjustment, by tax authorities.

16.	NON-CONTROLLING INTERESTS

The Company had four wholly owned subsidiaries in Canada and transferred certain exploration and evaluation assets to three of its wholly owned subsidiaries (Note 1). As at December 31, 2020, NexGen held 100% ownership of the subsidiaries with the exception of IsoEnergy, where it retained 51% of IsoEnergy’s outstanding common shares (December 31, 2019 – 52%) (Note 4(b)).

For financial reporting purposes, the assets, liabilities, results of operations, and cash flows of the Company’s wholly owned subsidiaries and non-wholly owned subsidiary, IsoEnergy, are included in NexGen’s consolidated financial statements. Third party investors’ share of the net earnings of IsoEnergy is reflected in the loss and comprehensive loss attributable to non-controlling interests in the consolidated statements of loss and comprehensive loss.

Summarized financial information for IsoEnergy Ltd. is as follows:

	2020	2019
Cash	$14,035,000	$6,587,000
Other current assets	265,000	209,000
Non-current assets	53,923,000	48,208,000

Total assets	$68,223,000	$55,004,000

Current liabilities	305,000	650,000
Non-current liabilities	14,831,000	867,000

Total liabilities	$15,136,000	$1,517,000

Loss from operations	$9,543,000	$2,097,000
Loss and comprehensive loss	$9,616,000	$2,162,000
Net cash flow from operating activities	(2,532,000)	(1,915,000)
Net cash flow from investing activities	(5,664,000)	(4,236,000)
Net cash flow from financing activities	15,643,000	6,333,000

Net increase (decrease) in cash	$7,447,000	$182,000

17.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash transactions during the year ended December 31, 2020 included:

a)	At December 31, 2020, $5,264,334 of exploration and evaluation asset expenditures were included in accounts payable and accrued liabilities.

b)

At December 31, 2020, $787,793 of interest expense related to the Convertible Debentures was included in the accounts payable and accrued liabilities. During the year the Company issued 1,948,348 shares with a fair value of $4,737,262 for the non-cash portion of the Convertible Debenture interest payments.

NEXGEN ENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

17.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (continued)

c)	Right-of-use lease assets of $2,100,305 and related lease liabilities of $2,121,305 recorded in the year were non-cash (Notes 4 & 7).

d)	Share-based payments of $1,515,684 was included in exploration and evaluation assets (Note 5).

e)	The re-allocation upon exercise of stock options from reserves to share capital was $4,421,000.

The significant non-cash transactions during the year ended December 31, 2019 included:

a)	At December 31, 2019, $2,653,508 of exploration and evaluation asset expenditures and $3,385 of equipment expenditures were included in accounts payable and accrued liabilities.

b)

At December 31, 2019, $681,870 of interest expense related to the Convertible Debentures was included in the accounts payable and accrued liabilities. During the year the Company issued 2,230,176 shares with a fair value of $3,874,769 for the non-cash portion of the Convertible Debenture interest payments.

c)	Right-of-use lease assets of $2,826,512 and related lease liabilities of $3,222,380 recorded in the year were non-cash (Notes 4 & 7).

d)	Share-based payments of $1,326,078 was included in exploration and evaluation assets (Note 5).

e)	The re-allocation upon exercise of stock options from reserves to share capital of $2,263,094.

18.	LOSS PER SHARE

Basic loss per share provides a measure of the interests of each ordinary common share in the Company’s performance over the year. Diluted loss per share adjusts basic net loss per share for the effect of all dilutive potential common shares.

	2020	2019
Basic loss per share
Loss attributable to common shareholders	$109,828,218	$15,531,911

Weighted average number of common shares	370,530,748	354,593,084

Basic loss per share	$0.30	$0.04

Diluted loss per share
Loss attributable to common shareholders	$109,828,218	$15,531,911
Interest expense on convertible debentures	0	(11,822,910)
Mark to market gain on convertible debentures	0	21,821,831

Diluted loss attributable to common shareholders	$109,828,218	$25,530,832

Weighted average number of common shares	370,530,748	354,593,084
Effect on conversion of convertible debentures	0	48,083,337

Weighted average number of common shares (diluted) at December 31	370,530,748	402,676,421

Diluted loss per common share	$0.30	$0.06

NEXGEN ENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

19.	SUBSEQUENT EVENTS

(a)	Stock Options

Subsequent to December 31, 2020, 633,334 stock options were exercised for proceeds of $1,643,168 and 250,000 stock options were granted with an exercise price of $5.16 which expire on February 16, 2026.

(b)	Conversion of Debentures

On February 18, 2021, the Company announced that it received notice from the 2016 and 2017 convertible debenture holders that they have elected to convert their debentures, and a portion of accrued interest, into 48,260,380 common shares of the Company.

(c)	Feasibility Study

On February 22, 2021, the Company released a Feasibility Study for the Rook I Project (Note 5).

(d)	Bought Deal Financing

On February 25, 2021, the Company announced an equity financing on a bought deal basis of 33,400,000 common shares of the Company at a price of $4.50 per common share (the “Offering Price”) for gross proceeds of approximately $150 million (the “Offering”). The Company has granted the Underwriters an option, exercisable at the Offering Price for a period of 30 days following the closing of the Offering, to purchase up to an additional 5,010,000 common shares to cover over-allotments, if any (the “Over-Allotment Option”). The Offering closed on March 11, 2021 and the Over-Allotment Option closed on March 16, 2021.